May 24, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	HD Partners Acquisition Corporation (the “Registrant”)
Request for acceleration of effectiveness of
Registration Statement on Form S-1, as amended
SEC File No. 333-130531

Ladies and Gentlemen:

The Registrant hereby respectfully makes application to the Securities and Exchange Commission to withdraw the acceleration request filed on May 23, 2006 for the effectiveness of the above-referenced registration statement on 4:30 P.M. on Thursday, May 25, 2006.

Very truly yours,

/s/ Eddy W. Hartenstein
Eddy W. Hartenstein
Chairman, President and Chief Executive Officer